Exhibit 99.2

Notice of The Bank of New York Mellon, as Depositary, of

Extraordinary Shareholders’ Meeting of

MDxHeath SA

to be held on November 3, 2023

Only those Holders of ADSs of record on October 4, 2023 (the “ADS Record Date”) and

October 20, 2023 (the “Share Record Date”) are entitled to vote at the Meeting

A Holder of American Depositary Shares (“ADSs”) may instruct The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted in the manner set forth in a timely submitted Voting Instruction Form and as further described in this Notice the amount of Shares or other Deposited Securities represented by the ADSs of MDxHealth SA (the “Company”) held by such Holder as of the ADS Record Date and the Share Record Date, at the Extraordinary General Shareholders’ Meeting of the Company, to be held at the offices of the notary public Stijn Raes, at Kortrijksesteenweg 1147, 9051 Ghent, Belgium November 3, 2023 at 3:00 p.m., to discuss and vote on the agenda items set forth in the Voting Instruction Form.

Subject to Belgian law, the Articles of Association of the Company, the provisions of or governing the Shares and any other Deposited Securities, and the terms of the Deposit Agreement among the Company, the Depositary, and the Owners and Holders of ADSs, Holders of ADSs as of the ADS Record Date will be entitled to instruct the Depositary as to the exercise of voting rights pertaining to the Deposited Securities represented by their ADSs. However, in order to comply with the requirements of Belgian law, the voting instructions of any such Holder will be disregarded if the Depositary is unable to confirm such Holder’s continued ownership of ADSs as of the Share Record Date. The Depositary agrees not to vote, cause to be voted or attempt to exercise the right to vote that attaches to any Shares or any other Deposited Securities, other than in accordance with valid voting instructions given or deemed given in compliance with the Deposit Agreement.

Holders of ADSs holding their ADSs in a brokerage or custodian account through The Depository Trust Company (“DTC Holders”) as of the ADS Record Date must continue to own their ADSs as of the Share Record Date and must instruct their broker or custodian to give voting instructions to the Depositary and to confirm ownership of the ADSs as of the Share Record Date to the Depositary. The Depositary will attempt to verify with applicable brokers or custodians the continued ownership by DTC Holders of ADSs as of the Share Record Date. Failure to confirm continued ownership of ADSs by DTC Holders as of the Share Record Date will invalidate voting instructions previously delivered to the Depositary.

Holders of ADSs registered in their name on the books of the Depositary (a “Registered Holder”) as of the ADS Record Date must timely deliver voting instructions to the Depositary and continue to be the Registered Holder of such ADSs registered on the books of the Depositary as of the Share Record Date. If a Registered Holder transfers or cancels ADSs at any time before the Share Record Date, any voting instructions delivered to the Depositary will be invalidated. The Depositary will verify the continued registration on its books of the ADSs as of the Share Record Date in the name of the instructing Registered Holders and will recognize as valid only the voting instructions that were timely received from Registered Holders as of the ADS Record Date who continue to be Registered Holders as of the Share Record Date.

All duly completed Voting Instructions Forms must be received by the Depositary from Holders of ADSs at the latest by 12:00 p.m. NY Time October 26, 2023.

For more information and to view relevant proxy materials, please visit the Extraordinary General Shareholders’ Meetings (November 3, 2023) section on: https://mdxhealth.com/shareholder-information/

The Bank of New York Mellon, as Depositary